PROUROCARE MEDICAL INC.



April 6, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington, D.C.  20549

      Re: Withdrawal of Registration Statement on Form SB-2/A

To Whom It May Concern:

Please be advised that, today, ProUroCare Medical Inc. (the "Company") is withdrawing its filing on Form SB-2/A, made on Monday, April 4, 2005, because it was erroneously submitted under the improper Form ID and filing tag. The same filing has been resubmitted as a post-effective amendment to Form SB-2 under the Form ID and filing tag "POS AM" as of the date of this letter.

If the Commission has any questions, please contact the undersigned at (952) 476-9093, ext. 12.

Very truly

/s/ Richard Thon

Richard Thon
Chief Financial Officer